UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

25 April 2012

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE FILED AND INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-179426) AND REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 333-162490 AND 333-169934) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

25th April 2012

Diageo announces completion of Mandatory Tender Offer for the outstanding shares in Chinese White Spirits Company Sichuan Shuijingfang

Further to the announcement made on 20th March, Diageo has completed the mandatory tender offer (“MTO”) for the outstanding shares of Sichuan Shuijingfang Co., Ltd. (“ShuiJingFang”) and there was a nominal take up of 3,154 shares (0.001% of the total 60.3% shares in issue not held by Quanxing).

The MTO was required by Chinese takeover regulations following the approval of Diageo taking control of Sichuan Chengdu Quanxing Group Company Ltd. (“Quanxing”) from Chengdu Yingsheng Investment Holding Co., Ltd (“Yingsheng”).

The MTO offer price was RMB21.45 per share and the offer period expired on 24th April. Diageo will pay the aggregate offer price of RMB67,653 (approximately GBP 7,000) in cash to tendering holders as soon as possible.

Gilbert Ghostine, President of Diageo Asia Pacific commented: “This marks the end of a journey that started over two years ago when our partners agreed that we could move to take control of Quanxing and increase our participation in ShuiJingFang. It represents a milestone in the development of our ambition to play a significant role in Chinese white spirits, the most valuable beverage alcohol category in China. We could not have come this far without the support of the Chinese Government and the continued strong support of our Chinese partners”.

ENDS

Notes to editors:

ShuiJingFang is one of the largest super premium Chinese white spirits brand by volume in China. The company is listed on the Shanghai Stock Exchange (600779).

Diageo made its first 43% investment in Quanxing in February 2007 and increased its shareholding to 49% in July 2008. Following an Indicative Announcement on 1st March 2010, it then increased its shareholding to 53% in July 2011. Quanxing itself holds a 39.7% stake and is the largest shareholder in ShuiJingFang. Since 2007, Diageo has been distributing the ShuiJingFang portfolio across South East Asia, Korea, Australia and in the USA.

The MTO price was the regulatory minimum price set at the arithmetic average of the volume weighted average price for each of the 30 trading days prior to the Indicative Announcement made on 1st March 2010.

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Notice to US SJF shareholders:

The MTO was for the securities of a company organised under the laws of the PRC and was subject to the procedure and disclosure requirements of the laws and regulations of the PRC and the rules of the Shanghai Stock Exchange, which are different from those of the United States. The MTO was made in the United States pursuant to Section 14(e) of, and Regulation 14E under, the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), subject to the exemptions provided by Rule 14d-1(c) under the Exchange Act and otherwise in accordance with the requirements of the laws and regulations of the PRC and the rules of the Shanghai Stock Exchange. Accordingly, the MTO was subject to disclosure and other procedural requirements, including with respect to withdrawal rights, the offer timetable, settlement procedures and timing of payments, that are different from those applicable under US domestic tender offer procedures and laws. The MTO report and all other materials related to the MTO have been prepared for the purposes of complying with the applicable laws and regulations of the

PRC and the rules of the Shanghai Stock Exchange and the information disclosed may not be the same as that which would have been disclosed if such materials had been prepared in accordance with the laws and regulations of any jurisdiction outside of the PRC.

About Diageo:

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, wines and beer categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan’s, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people and its brands, visit www.diageo.com. For Diageo’s global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit www.DRINKiQ.com.

Celebrating life, every day, everywhere.

Investor enquiries:

Sarah Paul +44 (0)20 8978 4326

Agnes Bota +36 1 580 1022

Angela Ryker Gallagher +44 (0)20 8978 4911

Investor.relations@diageo.com

Media enquiries:

Kirsty King +44 (0)20 8978 6855

Rowan Pearman +44 (0)20 8978 4751

Media.comms@diageo.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 25 April 2012	By:	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary

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